Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of ContraFect Corporation (a development stage company) on Form S-8 to be filed on or about September 29, 2014 of our report dated October 11, 2013 except for Note 2, Reverse Stock Split, as to which the date is July 25, 2014, on our audits of the statements of operations, changes in preferred stock and stockholders’ equity (deficit) and cash flows for the cumulative period from March 17, 2008 (inception) to December 31, 2011 (not separately presented herein) included in the Prospectus relating to its Registration Statement on Form S-1 (No. 333-195378), which Prospectus was filed with the Securities and Exchange Commission on July 29, 2014.

/s/ EisnerAmper LLP

Iselin, New Jersey

September 29, 2014